
09037350

2008 ANNUAL REPORT

TERADATA®

Raising Intelligence

TERADATA®

Michael F. Koehler
President and Chief Executive Officer

Dear Fellow Shareholders:

I am pleased to report on Teradata's first full year as an independent, publicly-traded company. Overall, 2008 was a very productive and successful year. Despite a difficult economic environment, revenues reached an all-time high of $1.762 billion, 4% growth from 2007. Net income rose to $250 million, or $1.39 per share, versus $1.10 in the prior year, which included costs and adjustments related to our 2007 spin off from NCR. We closed the year in a strong financial position with $442 million of cash and short-term investments, no debt, and we generated $440 million of cash from operations, versus $387 million in 2007. We also increased long-term shareholder value by repurchasing approximately 8.5 million shares during the year.

In 2008, Teradata launched our extended family of "purpose-built" data warehouse platforms. All of these platforms are powered by the Teradata® database, the foundation for the most successful data warehouses in the world. This new product family–from entry-level data marts and appliances to the most scalable and complex in the industry–expands Teradata's market reach beyond our leadership position in enterprise data warehousing to companies of all sizes and to new opportunities with existing customers. In addition to our innovative platform family, we took decisive actions to expand our market reach and grow our business. We increased the number of sales territories, grew our global consulting services business–arguably the industry's best data warehousing consulting practice–and continued to enhance key partnerships, which strengthen Teradata solutions and provide additional market coverage.

The global economic environment will be challenging in 2009. However, this also represents opportunity for Teradata. Our products and solutions enable data consolidation and integration, reducing operating and capital costs, while delivering the insight required to make the complex decisions necessary to improve a company's business performance. We provide companies with the ability to gain a complete and detailed view of customers and products, better manage risk, and improve their supply chains–all high priorities in this economic environment.

Looking forward, the demand for better information plays to Teradata's strengths. Data volumes will continue to grow, new data sources will continue to emerge, and the complexity of data will increase. The companies that effectively manage data and turn it into strategic information will drive competitive advantage. Having the best enterprise data warehouse foundation and data architecture is critical, and this is what Teradata does better than any company in the industry.

Teradata's technology lead, business fundamentals, and balance sheet remain strong. We will continue to invest prudently in research and development to further extend our lead and to position ourselves for longer-term revenue growth opportunities, while aggressively managing costs.

Our number one priority at Teradata is delivering more value to our expanding customer base, enabling us to grow our business and increase shareholder value. I am proud of the strengths of our technology, services, and solutions; the dedication of our employees; our strong relationships with customers and partners; and the Teradata team's passion to win in the market. These attributes were critical to our success during our first full year as an independent company and will also be key to our success in the future.

Michael F Koehler

2008 FINANCIAL REPORT

2	Management's Discussion and Analysis
12	Reports of Management
13	Report of Independent Registered Public Accounting Firm
14	Consolidated Statements of Income
15	Consolidated Balance Sheets
16	Consolidated Statements of Cash Flows
17	Consolidated Statements of Changes in Stockholders' Equity
18	Notes to Consolidated Financial Statements
39	Stock Performance
40	Selected Financial Data
IBC	Corporate Information

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

You should read the following discussion in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This Annual Report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in the MD&A are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

BUSINESS OVERVIEW

Teradata provides data warehousing solutions for customers worldwide that combine software (including the Teradata database software and tools, data mining and analytical applications), hardware and related consulting and support services. These solutions can also include third-party products and services from other leading technology and service partners.

Our solutions enable customers to integrate detailed enterprise-wide data such as customer, financial and operational data into a single data warehouse and provide the analytical capabilities to transform that data into useful information. As a result, customers have a consistent, accurate view of their data and businesses, which gives them more accurate, insightful and timely information when and where they need it so they can make better and faster decisions. This approach provides customers with better insight, faster access to new analytics and less redundancy within their information technology infrastructure so they can maximize business value while minimizing their total cost of ownership.

Our data warehousing technologies provide a high level of performance, scalability, availability and manageability for strategic and operational analytic requirements. Our professional service consultants combine a proven methodology, deep industry expertise and years of hands-on experience to help clients quickly capture business value while minimizing risk. Our customer services professionals provide a single source of support services to allow customers to maximize use and fully leverage the value of their investments in data warehousing.

Through active enterprise intelligence, Teradata is extending the use of traditional enterprise data warehousing ("EDW") by integrating advanced analytics into enterprise business processes, allowing companies to combine the analysis of current and historical data so operations personnel can make decisions at the point of contact or service and take action as events occur.

On August 27, 2007, the Board of Directors of NCR Corporation, the Company's former parent, approved the separation of NCR into two independent, publicly traded companies through the distribution of 100% of its Teradata data warehousing business to shareholders of NCR (the "Separation").

In 2008, Teradata launched a new family of data warehouse offerings, now also providing customers with the ability to use Teradata for point solutions or data marts, in addition to our core EDW technology. Teradata offers data warehousing solutions to many major industries, including banking/financial services, entertainment (including gaming and media), government, insurance and healthcare, manufacturing, retail, telecommunications, transportation and travel. Teradata delivers its solutions primarily through direct sales channels, as well as through alliances with system integrators, other independent software vendors, value-added resellers and distributors. We deliver our solutions to customers on a global basis, and organize our operations in the following three regions which are also our reportable segments: North America and Latin America ("Americas"), Europe, the Middle East and Africa ("EMEA"), and Asia Pacific and Japan ("APJ").

2008 FINANCIAL OVERVIEW

As more fully discussed in later sections of this MD&A, the following are the financial highlights for 2008:

- Revenue increased 4% in 2008 from 2007, with growth in our services businesses offset somewhat by lower product revenue.
- Gross margin was 53.9% in 2008, relatively unchanged from 2007.

- Operating income was $333 million in 2008, up from $320 million in 2007. Operating income in 2008 included incremental costs of $29 million associated with Teradata operating as an independent, publicly-traded company as well as $10 million of investment in new sales territories, while the operating income for 2007 included $17 million of Separation-related expenses and $8 million of recurring, incremental independent company costs.
- Net income of $250 million in 2008 increased from $200 million in 2007. Net income per common share (diluted) of $1.39 in 2008 compared to $1.10 in 2007. Net income for 2008 benefited from a lower tax rate of 26.0% in 2008, compared to 37.9% in 2007.

STRATEGY OVERVIEW

Teradata is in a leadership position to help companies manage the continual increases in data volume and complexity and gain a competitive advantage. We have four key initiatives underway to broaden our position in the market and take advantage of this opportunity. These initiatives include continuing to:

- Increase our market coverage through additional sales territories (hiring sales account executives as well as technology and industry consultants);
- Invest to extend Teradata's core technology and expand our family of compatible data warehouse platforms to address multiple market segments;
- Differentiate Teradata technology and driving platform demand by delivering services that enable customers to achieve best-in-class analytics; and
- Invest in partners to increase the number of solutions available on Teradata platforms, to provide more market coverage and to maximize customer value.

FUTURE TRENDS

We believe that demand for our solutions will continue to increase due to the continued increase in data volumes, the scale and complexity of business requirements, and the growing use of new data elements and more near real-time analytics over time. The adoption by customers of more near real-time analysis for enterprise intelligence is driving more applications, usage and capacity.

Recently, the U.S. and global economies have experienced a significant downturn driven by a financial and credit crisis that could continue to challenge such economies for some period of time, and may have a negative effect on our business. We have seen a lengthening of the sales cycle for enterprise data warehousing solutions as a result of closer scrutiny and tighter review processes for larger capital expenditures during 2008; however, we anticipate an opportunity for shorter sales cycles for our new purpose-built data warehouse appliance platforms. The size, timing and contracted terms of large customer orders for our products and services can impact, both positively and negatively, our long-term operating results. In addition to the uncertainty created by the economic environment, Teradata expects approximately 4 percentage points of negative impact from currency translation on its reported revenue and a corresponding currency impact on operating income, based on currency rates as of February 9, 2009.

While macroeconomic challenges and fluctuations in the information technology environment do occur, our long-term outlook remains positive. We did not experience significant changes in 2008 to competitive and/or technological pricing trends, although there is a risk that pricing pressure could occur in the future. We continue to be committed to new product development and achieving maximum yield from our research and development spending and resources, which are intended to drive revenue growth, as evidenced by the recent expansion of our purpose-built Teradata Platform Family. We also continue to evaluate opportunities to increase our market coverage and are committed to continuing to expand our sales territories, among other things, to drive future revenue growth. Given the length of sales cycles in the data warehouse market, new sales account territories typically take a year or more, on average, to become productive. During 2009, we plan to actively scrutinize our overall selling expense, including monitoring the pace of adding new sales territories as well as tightly managing our professional services cost structure in an effort to keep such costs in line with revenue trends.

RESULTS FROM OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

In millions	2008	% of Revenue	2007	% of Revenue	2006	% of Revenue
Product revenue	$ 849	48.2%	$ 884	51.9%	$ 807	52.2%
Service revenue	913	51.8%	818	48.1%	740	47.8%
Total revenue	1,762	100%	1,702	100%	1,547	100%
Gross margin						
Product gross margin	547	64.4%	572	64.7%	518	64.2%
Service gross margin	402	44.0%	344	42.1%	311	42.0%
Total gross margin	949	53.9%	916	53.8%	829	53.6%
Expenses						
Selling, general and administrative expenses	508	28.8%	470	27.6%	410	26.5%
Research and development expenses	108	6.1%	126	7.4%	117	7.6%
Total expenses	616	35.0%	596	35.0%	527	34.1%
Operating income	$ 333	18.9%	$ 320	18.8%	$ 302	19.5%

Revenue

Teradata revenue increased 4% in 2008 from 2007. The revenue growth included a net benefit of 2% from foreign currency fluctuations. Product revenue decreased 4% in 2008 from 2007, due to a lengthening of sales cycles and the general downturn in the global economy. Service revenue increased 12% in 2008 from 2007, driven by a 17% increase in maintenance revenue and an 8% increase in professional and installation services revenue, as compared to 2007. Maintenance revenues benefited from product expansion, including the full-year impact of the increase in product revenues from 2006 to 2007.

Teradata's total revenue increased 10% in 2007 from 2006. The total revenue increase included a net benefit of 2% from foreign currency fluctuations. Product revenue increased 10% in 2007 from 2006, led by a 36% increase in the APJ region and a 14% increase in the EMEA region. Service revenue increased 11% in 2007 from 2006, driven by strong growth in both professional services and maintenance services.

Gross Margin

Gross margin was 53.9% in 2008, relatively unchanged from 2007. Product gross margin decreased slightly to 64.4% in 2008 from 64.7% in 2007 with an adverse deal mix offset in part by the positive impact of currency translation on international product revenue. The term "deal mix" refers to the revenue mix of our product sales consummated in a particular period, including both software versus hardware content, and the amount and mix of third-party products resold. Service gross margin increased to 44.0% in 2008 from 42.1% in 2007, due largely to operating leverage arising from lower headcount growth of customer service technicians when compared to revenue growth.

Gross margin for 2007 was slightly higher at 53.8% compared to 53.6% in 2006. Product gross margin increased to 64.7% in 2007, compared to 64.2% in 2006. Service gross margin was 42.1% in 2007, comparable to the 42.0% in 2006. The increase in product gross margins was driven primarily in the EMEA and APJ regions, which benefited from the impact of currency translation. Total gross margin improved despite the adverse revenue mix effect of having a higher growth rate of the lower-margin service revenue (as compared to product revenue) in 2007.

Operating Expenses

Total operating expenses, characterized as "selling, general and administrative" ("SG&A") and "research and development" ("R&D") expenses, were $616 million in 2008 compared to $596 million in 2007. The $38 million increase in SG&A expenses included $10 million of increased sales territory expense, as well as the negative impact from foreign currency fluctuations. The SG&A expenses for 2007 included $17 million related to the Separation from NCR. R&D expenses were lower by $18 million in 2008, compared to 2007, primarily as a result of $11 million more in capitalization of software development cost as well as reduced variable compensation programs. Operating expenses for 2008 included $19 million of recurring incremental costs associated with Teradata operating as an independent, publicly-traded company.

Total operating expenses were $596 million in 2007 compared to $527 million in 2006. The increase in SG&A expenses of $60 million included $17 million in Separation-related expenses as well as increased selling and marketing expense (consisting of compensation expense, marketing, partnering and pre-sale activities), foreign currency impact and stock-based compensation. R&D expenses were $9 million higher in 2007 compared to 2006, reflecting increased investment in product development. Capitalizations of software development cost were lower by $3 million in 2007 from 2006. Operating expenses for 2007 included $6 million of recurring incremental costs subsequent to the Separation as Teradata began operating as an independent, publicly-traded company.

Effects of Pension and Postemployment Benefit Plans
Teradata's pension and postemployment benefit expenses for the years ended December 31, 2008, 2007 and 2006 are shown below. Pension and postemployment benefit expenses incurred prior to the Separation were allocated to Teradata by NCR.

In millions	**2008**	2007	2006
Pension expense	**$ 8**	$ 9	$ 23
Postemployment expense	**11**	15	16
Total expenses	**$ 19**	$ 24	$ 39

The decrease in postemployment expense from 2007 to 2008 was primarily driven by a decrease in the Company's involuntary turnover rate assumption. The decrease in pension expense from 2006 to 2007 was due primarily to NCR's action to freeze its U.S. defined pension plans and cease the accrual of additional benefits for all participants in the U.S. plans after December 31, 2006. For additional information on pension and postemployment benefit obligations, see "Note 7—Employee Benefit Plans" in Notes to Consolidated Financial Statements elsewhere in this Annual Report.

Income Taxes
The income tax rate was 26.0%, 37.9% and 36.4% for the years ended December 31, 2008, 2007 and 2006, respectively. The tax rate for the year ended December 31, 2008 included a $3 million charge to reflect a change in estimate identified in conjunction with filing the Company's 2007 U.S. federal tax return. The provision for income taxes for the year ended December 31, 2008 is based on the pre-tax earnings mix by jurisdiction of Teradata and its subsidiaries under the Company's current structure. For periods prior to the Separation, while the Company was operated as part of NCR, Teradata's provision for income taxes in certain tax jurisdictions reflected only a portion of the tax benefits related to certain foreign operations' tax net operating losses due to the uncertainty of the ultimate realization of future benefits from those losses under NCR's tax structure. The 2007 tax rate included a discrete $10 million charge, or 3.1%, related to a tax rate change in Germany, as well as a $7 million charge, or 2.2%, to correct prior period errors in the calculation of the income tax provision related to intercompany profit eliminations. As the impact of this error was not material to the then current, or any prior period, it was recorded in the second quarter of 2007. The 2007 tax rate also included a $6 million tax benefit, or 1.9%, related to the utilization of certain tax attributes associated with foreign sourced income. We currently estimate our full year effective tax rate for 2009 will be approximately 26% to 27%. For additional information on these prior-year tax items, see "Note 5—Income Taxes" in Notes to Consolidated Financial Statements elsewhere in this Annual Report.

Revenue and Gross Margin by Operating Segment
As described in "Note 11—Segment, Other Supplemental Information and Concentrations" in Notes to Consolidated Financial Statements, Teradata manages its business in three geographic regions, which are also the Company's operating segments: (1) the Americas region; (2) the EMEA region; and (3) the APJ region. Teradata believes this format is useful to investors because it allows analysis and comparison of operating trends by operating segment. It also includes the same information that is used by Teradata management to make decisions regarding the segments and to assess our financial performance. The discussion of our segment results describes the changes in results as compared to the prior-year period.

The following table presents revenue and operating performance by segment for the years ended December 31:

In millions	2008	% of Revenue	2007	% of Revenue	2006	% of Revenue
Revenue						
Americas	$ 984	56 %	$ 964	57 %	$ 920	60 %
EMEA	451	26 %	424	25 %	360	23 %
APJ	327	18 %	314	18 %	267	17 %
Total revenue	1,762	100 %	1,702	100 %	1,547	100 %
Segment gross margin						
Americas	557	56.6 %	554	57.5 %	539	58.6 %
EMEA	234	51.9 %	205	48.3 %	166	46.1 %
APJ	158	48.3 %	157	50.0 %	124	46.4 %
Total segment gross margin	$ 949	53.9 %	$ 916	53.8 %	$ 829	53.6 %

Americas Revenue increased 2% in 2008 from 2007, with increases in service revenue offset somewhat by lower product revenue. Gross margin decreased to 56.6% for 2008, from 57.5% in 2007, primarily driven by lower product margins as a result of the deal mix as compared to the prior period.

Revenue increased 5% in 2007 from 2006, largely driven by a 9% growth in service revenue. The revenue growth included 1% of benefit from foreign currency fluctuations. Gross margin decreased to 57.5% for 2007, from 58.6% for 2006, driven primarily by reduced professional services margins.

EMEA Revenue increased 6% in 2008 from 2007, driven by a 17% increase in maintenance revenue. The revenue growth included 3% of benefit from foreign currency fluctuations. Gross margin increased to 51.9% for 2008, from 48.3% in 2007, primarily driven by increased product margins. Product margins benefited from an improved deal mix and the benefit of foreign currency translation.

Revenue increased 18% in 2007 from 2006, with double-digit growth in both product and service revenue. The revenue growth included 7% of benefit from foreign currency fluctuations. Gross margin increased to 48.3% in 2007, from 46.1% in 2006, with improvements in both product and service margin. The improvement in gross margin rates was offset somewhat by the increased mix of lower-margin service revenue.

APJ Revenue increased 4% in 2008 from 2007, with double-digit increases in service revenue largely offset by lower product revenue as compared to a very strong performance in 2007. The revenue growth included 6% of benefit from foreign currency fluctuations. Gross margin decreased to 48.3% in 2008, from 50.0% in 2007. Lower gross margins were driven by the higher proportion of service revenue compared to the prior-year period. This impact was partially offset by improved maintenance services margins.

Revenue increased 18% in 2007 from 2006, led predominantly by a 36% growth in product revenue. The revenue growth included 3% of benefit from foreign currency fluctuations. Gross margin was 50.0% in 2007, up from 46.4% in 2006, driven by the greater mix of product revenue, as well as improved product margins.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Teradata ended 2008 with $442 million in cash and short-term investments, a $172 million increase from December 31, 2007, even after using $176 million for repurchases of Company common stock during the year. Cash provided by operating activities increased by $53 million to $440 million in 2008. The increase in cash provided by operating activities was primarily due to increased collections on accounts receivables and higher net income in 2008. These improvements were partially offset by decreased payables and accrued expenses due to the timing of related payments, decreased deferred income taxes, and a smaller increase in deferred revenue as compared to 2007.

Teradata's management uses a non-GAAP measure called "free cash flow," which we define as net cash provided by operating activities less capital expenditures for property and equipment, and additions to capitalized software, as one measure of assessing the financial performance of the Company. Free cash flow does not have a uniform definition under GAAP; therefore,

Teradata's definition of this measure may differ from the definition used by other companies. The components that are used to calculate free cash flow are GAAP measures taken directly from the Consolidated Statements of Cash Flows. We believe that free cash flow information is useful for investors because it relates the operating cash flow of the Company to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash available after capital expenditures for, among other things, investments in the Company's existing businesses, strategic acquisitions and repurchase of Teradata common stock. Free cash flow does not represent the residual cash flow available for discretionary expenditures since there may be other non-discretionary expenditures that are not deducted from the measure. This non-GAAP measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP.

The table below shows net cash provided by operating activities and capital expenditures for the following periods:

In millions	**2008**	2007	2006
Net income	**$ 250**	$ 200	$ 192
Net cash provided by operating activities	**$ 440**	$ 387	$ 219
Less:			
Expenditures for property and equipment	**(19)**	(50)	(20)
Additions to capitalized software	**(52)**	(45)	(46)
Free cash flow	**$ 369**	$ 292	$ 153
Free cash flow as a percentage of net income	**148%**	146%	80%

Financing activities and certain other investing activities are not included in our calculation of free cash flow. These other investing activities primarily consisted of purchases and sales of short-term investments and an immaterial acquisition consummated during the first quarter of 2008. Teradata's short-term investments consist of bank time deposits with original maturities between three months and one year. Teradata's financing activities for the year ended December 31, 2008 consisted primarily of cash outflows from our share repurchase activities. During 2008 the Company purchased 8.5 million shares of its common stock at an average price per share of $20.67 under the two share repurchase programs authorized by our Board of Directors in 2008. The first program (the "dilution offset program") authorizes the Company to purchase Teradata common stock to the extent of cash received from the exercise of stock options and the Teradata Employee Stock Purchase Plan ("ESPP"). The second program (the "general share repurchase program") authorizes the Company to repurchase an additional $250 million of the Company's outstanding shares of common stock. As of December 31, 2008, the Company had $82 million of authorization remaining under the $250 million general share repurchase program to repurchase outstanding shares of Teradata common stock. Our share repurchase activity depends on factors such as our working capital needs, our cash requirements for capital investments, our stock price, and economic and market conditions. Proceeds from the ESPP and the exercise of stock options were $8 million in 2008. These proceeds are included in Other Financing Activities, Net in the Consolidated Statements of Cash Flows.

Prior to the second quarter of 2008, stock repurchased through the share repurchase programs was retired. Beginning in the second quarter of 2008, stock repurchased through the share repurchase programs was held as treasury stock.

On October 1, 2007, the Company entered into a five-year, $300 million unsecured revolving credit facility. This credit facility contains certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. For most borrowings, Teradata would anticipate choosing a floating rate based on the London Interbank Offered Rate ("LIBOR"). If the facility had been fully drawn at December 31, 2008, the spread over the LIBOR would have been 32 basis points (for an interest rate of 2.13%, assuming a 6 month borrowing term) given Teradata's leverage ratio at that date. As of December 31, 2008, the Company had no borrowings outstanding under this revolving credit facility and was in compliance with all covenants.

Management believes current cash and short-term investment resources, cash flows from operations and its $300 million credit facility will be sufficient to satisfy future working capital, research and development activities, capital expenditures, pension contributions, and other financing requirements for the foreseeable future. The Company uses a number of financial instruments to hold its cash, cash equivalents and short-term investments, including bank deposits, money market funds and government treasury instruments.

The Company's ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described elsewhere in this Annual Report. If the Company is unable to generate sufficient cash flows from operations, or otherwise to comply with the terms of its credit facility, the Company may be required to seek additional financing alternatives.

Contractual and Other Commercial Commitments. In the normal course of business, we enter into various contractual obligations that impact, or could impact, our liquidity. The following table and discussion outlines our material obligations at December 31, 2008, with projected cash payments in the periods shown:

In millions	Total Amounts	2009	2010-2011	2012-2013	2014 and Thereafter
Lease obligations	$ 58	$ 16	$ 23	$ 13	$ 6
Purchase obligations	11	5	5	1	–
Total lease and purchase obligations	$ 69	$ 21	$ 28	$ 14	$ 6

Our lease obligations in the above table include Company-only facilities in various domestic and international locations. Purchase obligations are committed purchase orders and other contractual commitments for goods and services, and include contractual payments in relation to service agreements with various vendors for ongoing service parts logistics, payroll and tax services. Unrecognized tax benefits under FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,* are not included in the table above as such amounts are not material.

We also have product warranties and guarantees to third parties, as well as postemployment and international pension obligations that may affect future cash flow. These items are not included in the table of obligations shown above. Product warranties and third-party guarantees are described in detail in "Note 9—Commitments and Contingencies" in Notes to Consolidated Financial Statements. Postemployment and pension obligations are described in detail in "Note 7—Employee Benefit Plans" in Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements. We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPE"), which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and assumptions that are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those that require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management periodically reviews these estimates and assumptions to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below. Teradata's senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of Teradata's Board of Directors. For additional information regarding our accounting policies and other disclosures required by GAAP, see "Note 1—Description of Business, Separation, Basis of Presentation and Significant Accounting Policies" in Notes to Consolidated Financial Statements.

Revenue Recognition
Teradata's solution offerings typically include software, software subscriptions, hardware, maintenance support services and other professional consulting, implementation and installation services. Teradata records revenue when it is realized, or realizable, and earned. Teradata considers these requirements met when: (a) persuasive evidence of an arrangement exists; (b) the products or services have been delivered to the customer; (c) the sales price is fixed or determinable and free of contingencies or significant uncertainties; and (d) collectibility is reasonably assured. Our judgment is required in assessing the probability of collection and that fees are fixed or determinable, which is generally based on evaluation of customer-specific information, historical collection experience and economic market conditions. If Teradata cannot conclude that a fee is fixed or determinable at the outset of an arrangement, revenue is deferred until the determination is made that the arrangement fee is fixed or determinable. If market conditions decline, or if the financial condition of our customers deteriorates, we may be unable to determine that collectibility is probable, and we could be required to defer the recognition of revenue until we receive customer payments. Teradata reports revenue net of any taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. Teradata delivers its solutions primarily through direct sales channels, as well as through alliances with system integrators, other independent software vendors and distributors, and value-added resellers (collectively referred to as "resellers"). In assessing whether the sales price to a reseller is fixed or determinable, the Company considers, among other things, past business practices with the reseller, the reseller's operating history, payment terms, return rights and the financial wherewithal of the reseller. When we determine that the contract fee to a reseller is not fixed or determinable, we account for that transaction upon sell-through to the end customer.

Substantially all of Teradata's solutions contain software that is more than incidental to the hardware and services. The typical solution requires no significant production, modification or customization of the software or hardware, and the software is not essential to the functionality of the hardware. Revenue related to software and software-related elements are recognized under Statement of Position 97-2, *Software Revenue Recognition*. Revenue for hardware and related installation services is recognized under Staff Accounting Bulletin No. 104 ("SAB 104"), *Revenue Recognition*. For software and software-related elements, Teradata allocates revenue to each software element based upon its fair value as determined by vendor-specific objective evidence ("VSOE") using the residual method as discussed below. VSOE of fair value is based upon the normal pricing and discounting practices for those products and services when sold separately. For non-software related elements, fair value is based upon Verifiable Objective Evidence ("VOE"). VOE is based on the price when products or services are sold separately or the price other companies charge when selling a similar product separately. These elements often involve delivery or performance at different periods of time. Revenue for software is generally recognized upon delivery with the hardware using the residual method described below. Revenue for software subscriptions, which provide for unspecified upgrades or enhancements on a when-and-if-available basis, is recognized straight-line over the term of the subscription arrangement. Revenue for maintenance support services is also recognized on a straight-line basis over the term of the contract. Revenue for other professional consulting, implementation and installation services is recognized as services are provided. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, no revenue is recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

For arrangements involving multiple deliverables, where the deliverables include software and non-software products and services, Teradata applies the provisions of Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, to separate the deliverables and allocate the total arrangement consideration. Accordingly, Teradata evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; (b) whether there is objective and reliable evidence of the fair value of the undelivered items; and (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of Teradata. If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting based on relative fair values. Each unit of accounting is then accounted for under the applicable revenue recognition guidance. In situations where there is objective and reliable evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement's consideration. Teradata does not typically have VSOE of fair value for its software products. Therefore, in a substantial majority of Teradata arrangements, the residual method is used to allocate arrangement consideration. Under the residual method, the fair value of the undelivered elements is deferred and accounted for under the applicable revenue recognition guidance, and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue. If we cannot determine or maintain VSOE for an undelivered element, it could impact the timing of revenues as all or a portion of the revenue from the multiple-element arrangement may need to be deferred.

Revenue recognition for complex contractual arrangements requires a greater degree of judgment, including a review of specific contracts, past experience, creditworthiness of customers, international laws and other factors. We must also apply judgment in determining all elements of the arrangement, and in determining the fair value of each element, considering the price charged for each product, and applicable renewal rates for services. Changes in judgments about these factors could impact the timing and amount of revenue recognized between periods.

Capitalized Software

We account for research and development costs in accordance with applicable accounting pronouncements, including Statement of Financial Accounting Standards No. 2 ("SFAS 2"), *Accounting for Research and Development Costs*, and Statement of Financial Accounting Standards No. 86 ("SFAS 86"), *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* SFAS 86 specifies that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established. Technological feasibility is established when planning, designing and initial coding and testing activities that are necessary to establish the product can be produced to meet its design specifications are complete. In the absence of a detailed program design, a working model is used to establish technological feasibility. Once technological feasibility is established, all development costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The timing of when various research and development projects become technologically feasible or ready for release can cause fluctuation in the amount of research and development costs that are expensed or capitalized in any given period, thus impacting our reported profitability for that period.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *Accounting for Income Taxes*, which recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be settled or realized. Teradata's operating results were included in NCR's income tax returns for periods prior to the Separation. The provision for income tax in Teradata's consolidated financial statements prior to the Separation was determined on a separate-return basis.

The Company's intention is to permanently reinvest its foreign earnings outside of the United States. As a result, the effective tax rates in the periods presented after Separation are largely based upon the forecasted pre-tax earnings mix and allocation of certain expenses in various taxing jurisdictions where the Company conducts its business that apply a broad range of statutory income tax rates. The Company has not provided federal income taxes on earnings of approximately $266 million from its foreign subsidiaries.

We adopted FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We record any interest and/or penalties related to FIN 48 in the income tax expense line on our Consolidated Statements of Income. The adoption of FIN 48 did not impact our results of operations or net assets. In accordance with the Tax Sharing Agreement between NCR and Teradata, NCR is responsible for all taxes reported on any separate or joint return of NCR, which may also include Teradata for periods prior to the Separation. As of December 31, 2008, the Company has recorded $1 million of unrecognized tax benefits.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. We had zero and $5 million of valuation allowances as of December 31, 2008 and 2007, respectively.

Share-based Compensation

We account for employee share-based compensation costs in accordance with Statements of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), *Share-Based Payment*, which requires us to measure compensation cost for stock awards at fair value and recognize compensation expense over the service period for which awards are expected to vest. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires the input of subjective assumptions, including expected volatility and expected term. Further, as required under SFAS 123R, we estimate forfeitures for options granted which are not expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures including types of awards and historical experience. Actual results and future changes in estimates may differ substantially from our current estimates.

In addition, we have performance-based awards that vest only if specific performance conditions are satisfied, typically at the end of an award's three-year performance period. The number of shares that will be earned can vary based on actual performance. No shares will vest if the threshold objectives are not met. In the event the objectives are exceeded additional shares will vest up to a maximum payout. The cost of these awards is expensed over the performance period based upon management's estimate and analysis of the probability of meeting the performance criteria. Because the actual number of shares to be awarded is not known until the end of the performance period, the actual compensation expense related to these awards could differ from our current expectations.

Pension and Postemployment Benefits

We account for defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87 ("SFAS 87"), *Employers' Accounting for Pensions*, which requires that amounts recognized in financial statements be determined on an actuarial basis. Our postemployment plans are accounted for in accordance with Statement of Financial Accounting Standards No. 112 ("SFAS 112"), *Employers' Accounting for Postemployment Benefits.* Beginning December 31, 2006, we also apply Statement of Financial Accounting Standards No. 158 ("SFAS 158"), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, which amends each of these two standards, primarily relative to balance sheet presentation and disclosure requirements. Prior to the Separation, we accounted for pension and postemployment benefit costs under the multiemployer plan approach.

We have pension and postemployment benefit costs and credits, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions we make about interest rates, expected investment return on plan assets, total and involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants also use subjective factors such as withdrawal rates and mortality rates to develop our valuations. We review and update these assumptions on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the measurement of our pension and postemployment benefit obligations, and to the amount of pension and postemployment benefits expense we have recorded or may record. For example, as of December 31, 2008, a one-half percent increase/decrease in the discount rate would change the projected benefit obligation of our pension plans by $3 million, and a one percent increase/decrease in our involuntary turnover assumption would change our postemployment benefit obligation by $18 million.

At December 31, 2008, we reduced the involuntary turnover assumption used in calculating our postemployment benefit obligation from 3% to 2%, to reflect the Company's prior experience. This change in assumption reduced our postemployment benefit obligation recognized on our balance sheet by $18 million and is expected to reduce 2009 postemployment expense by approximately $5 million.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A discussion of recently issued accounting pronouncements is described in "Note 1—Description of Business, Separation, Basis of Presentation and Significant Accounting Policies" in Notes to Consolidated Financial Statements elsewhere in this Annual Report, and we incorporate such discussion by reference.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company employs a foreign currency hedging strategy to limit potential losses in earnings or cash flows from adverse foreign currency exchange rate movements. Foreign currency exposures arise from transactions denominated in a currency other than the Company's functional currency and from foreign denominated revenue and profit translated into U.S. dollars. The primary currencies to which the Company is exposed include the euro, the British pound, the Japanese yen, the Australian dollar, and other Asian and South American currencies. Exposures are hedged with foreign currency forward contracts with maturity dates of twelve months or less. The potential loss in fair value at December 31, 2008, for such contracts resulting from a hypothetical 10% adverse change in all foreign currency exchange rates is approximately $5 million. This loss would be mitigated by corresponding gains on the underlying exposures. For additional information regarding the Company's foreign currency hedging strategy, see "Note 8—Derivative Instruments and Hedging Activities" in Notes to Consolidated Financial Statements elsewhere in this Annual Report.

REPORTS OF MANAGEMENT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

We are responsible for the preparation, integrity and objectivity of our consolidated financial statements and other financial information presented in this Annual Report. The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America and include certain amounts based on currently available information and our judgment of current conditions and circumstances.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, is engaged to perform audits of our consolidated financial statements and the effectiveness of the internal control over financial reporting. These audits are performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors, and committees of the board.

The Audit Committee of the Board of Directors, consisting entirely of independent directors who are not employees of Teradata, monitors our accounting, reporting, and internal control structure. Our independent registered public accounting firm, internal auditors, and management have complete and free access to the Audit Committee, which periodically meets directly with each group to ensure that their respective duties are being properly discharged.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. Teradata's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Teradata's internal control over financial reporting as of the end of the period covered by this report. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework*. Based on our assessment and those criteria, management concluded that Teradata's internal control over financial reporting was effective as of December 31, 2008.

Teradata's independent registered public accounting firm has issued their report on the effectiveness of Teradata's internal control over financial reporting, which appears in this Annual Report.



Michael F. Koehler
President and
Chief Executive Officer



Stephen M. Scheppmann
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF TERADATA CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of changes in stockholders' equity present fairly, in all material respects, the financial position of Teradata Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Cincinnati, Ohio
March 2, 2009

CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended December 31	2008	2007	2006
In millions, except per share amounts			
Revenue			
Product revenue	**$ 849**	$ 884	$ 807
Service revenue	**913**	818	740
Total revenue	**1,762**	1,702	1,547
Operating expenses			
Cost of products	**302**	312	289
Cost of services	**511**	474	429
Selling, general and administrative expenses	**508**	470	410
Research and development expenses	**108**	126	117
Total operating expenses	**1,429**	1,382	1,245
Income from operations	**333**	320	302
Other income, net	**5**	2	–
Income before income taxes	**338**	322	302
Income tax expense	**88**	122	110
Net income	**$ 250**	$ 200	$ 192
Net income per common share			
Basic	**$ 1.40**	$ 1.11	$ 1.06
Diluted	**$ 1.39**	$ 1.10	$ 1.06
Weighted average common shares outstanding			
Basic	**178.1**	180.8	180.7
Diluted	**179.8**	181.3	180.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

At December 31	2008	2007
In millions, except share amounts		
Assets		
Current Assets		
Cash and cash equivalents	**$ 402**	$ 270
Short-term investments	**40**	–
Accounts receivable, net	**451**	507
Inventories	**44**	51
Other current assets	**78**	45
Total current assets	**1,015**	873
Property and equipment, net	**88**	94
Capitalized software, net	**80**	61
Goodwill	**110**	90
Deferred income taxes	**109**	140
Other assets	**28**	36
Total assets	**$ 1,430**	$ 1,294
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	**$ 99**	$ 120
Payroll and benefits liabilities	**83**	91
Deferred revenue	**255**	246
Other current liabilities	**103**	115
Total current liabilities	**540**	572
Pension and other postemployment plan liabilities	**83**	88
Other liabilities	**30**	3
Total liabilities	**653**	663
Commitments and contingencies (Note 9)		
Stockholders' equity		
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding at December 31, 2008 and 2007, respectively	**–**	–
Common stock: par value $0.01 per share, 500.0 shares authorized, 180.5 and 181.0 shares issued at December 31, 2008 and 2007, respectively	**2**	2
Paid-in capital	**572**	555
Treasury stock: 6.9 and no shares at December 31, 2008 and 2007, respectively	**(137)**	–
Retained earnings	**329**	79
Accumulated other comprehensive income (loss)	**11**	(5)
Total stockholders' equity	**777**	631
Total liabilities and stockholders' equity	**$ 1,430**	$ 1,294

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31 *In millions*	2008	2007	2006
Operating activities			
Net income	$ 250	$ 200	$ 192
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	60	68	55
Stock-based compensation expense	21	17	9
Excess tax benefit from stock-based compensation	(1)	(1)	–
Deferred income taxes	38	80	(14)
Impairment on equity investment	3	–	–
Changes in assets and liabilities:			
Receivables	73	(128)	(29)
Inventories	7	(12)	(10)
Current payables and accrued expenses	(7)	75	1
Deferred revenue	13	52	15
Other assets and liabilities	(17)	36	–
Net cash provided by operating activities	440	387	219
Investing activities			
Purchases of short-term investments	(90)	–	–
Proceeds from sales and maturities of short-term investments	50	–	–
Expenditures for property and equipment	(19)	(50)	(20)
Additions to capitalized software	(52)	(45)	(46)
Purchased software licenses	(2)	(5)	(2)
Other investing activities and business acquisitions, net	(23)	(4)	(21)
Net cash used in investing activities	(136)	(104)	(89)
Financing activities			
Repurchases of Company common stock	(176)	–	–
Cash contributions from former parent	–	200	–
Transfer to former parent, net	–	(216)	(130)
Excess tax benefit from stock-based compensation	1	1	–
Other financing activities, net	8	1	–
Net cash used in financing activities	(167)	(14)	(130)
Effect of exchange rate changes on cash and cash equivalents	(5)	1	–
Increase in cash and cash equivalents	132	270	–
Cash and cash equivalents at beginning of year	270	–	–
Cash and cash equivalents at end of year	$ 402	$ 270	$ –
Supplemental data			
Cash paid during the year for:			
Income taxes	$ 33	$ 1	$ –
Interest	$ 1	$ –	$ –

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

In millions	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Parent Company Investment	Total	Comprehensive Income for the Year Ended
December 31, 2005	–	–	–	–	–	–	$ 15	$ 502	$ 517	
Employee stock compensation allocated from NCR								9	9	
Net income								192	192	$ 192
Currency translation adjustments							3		3	3
Net transfers to parent								(130)	(130)	
December 31, 2006	–	–	–	–	–	–	$ 18	$ 573	$ 591	$ 195
Employee stock compensation allocated from NCR								11	11	
Net income						79		121	200	$ 200
Net transfers to parent								(259)	(259)	
Contribution of net assets to Teradata Corporation and issuance of shares to parent (Note 1)	181	2			548		(30)	(446)	74	
Employee stock compensation plans					6				6	
Income tax benefit from stock compensation plans					1				1	
Currency translation adjustments							7		7	7
December 31, 2007	181	$ 2	–	$ –	$555	$ 79	$ (5)	$ –	$ 631	$ 207
Net income						250			250	$ 250
Adjustments to net assets contributed from NCR (Note 1)					25		2		27	
Employee stock compensation plans	1				21				21	
Proceeds from employee stock purchase program and option exercises	1				8				8	
Repurchase of Company common stock, retired	(2)				(38)				(38)	
Income tax benefit from stock compensation plans					1				1	
Purchases of treasury stock, not retired			(7)	(137)					(137)	
Pension and postemployment benefit plans, net (Note 7)							10		10	10
Currency translation adjustments							4		4	4
December 31, 2008	181	$ 2	(7)	$ (137)	$572	$329	$ 11	$ –	$ 777	$ 264

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Description of Business, Separation, Basis of Presentation and Significant Accounting Policies

Description of the Business. Teradata Corporation ("Teradata" or "the Company") provides data warehousing solutions for customers worldwide that combine software (including the Teradata database and tools, data mining and analytical applications), hardware and related consulting and support services.

The Separation. On August 27, 2007, the Board of Directors of NCR Corporation ("NCR"), the Company's former parent, approved the separation of NCR into two independent, publicly traded companies through the distribution of 100% of its Teradata data warehousing business to shareholders of NCR (the "Separation").

To effect the Separation, Teradata Corporation, a Delaware corporation, was formed on March 27, 2007, as a wholly-owned subsidiary of NCR. Immediately prior to the Separation, the assets and liabilities of the Teradata data warehousing business of NCR were transferred to Teradata Corporation in return for 180.7 million shares of Teradata Corporation common shares. NCR accomplished the Separation through a distribution of one share of Teradata Corporation common stock for each share of NCR common stock on September 30, 2007, to NCR shareholders of record as of September 14, 2007.

Significant Non-Cash Financing and Investing Activities. In connection with the Separation, the Company executed the following non-cash transactions:

- NCR distributed 180.7 million shares of Teradata common stock to holders of NCR common stock;
- NCR's historical net investment in Teradata, $446 million immediately prior to the Separation, was reclassified to additional paid-in capital;
- NCR transferred to the Company certain postemployment liabilities and international pension assets and liabilities totaling $91 million, of which $30 million, net of tax, was recorded in accumulated other comprehensive income (loss);
- Reduced deferred tax assets by $82 million for net operating losses and other tax attributes retained by NCR, and increased net deferred tax assets and liabilities by $20 million for changes in tax bases of certain assets and liabilities resulting from the Separation, including the assumed pension and postemployment net obligations; and
- Reduced income tax accruals by $19 million as such liabilities were retained by NCR in accordance with the Tax Sharing Agreement between NCR and the Company.

The assets and liabilities transferred to the Company from NCR at September 30, 2007, also included $196 million in cash and a $4 million receivable, which was collected from NCR in October 2007.

In addition to the above transfers, during the year ended December 31, 2008, the Company recorded Separation-related adjustments of $25 million and $2 million to additional paid-in capital and other comprehensive income, respectively. These adjustments were primarily made to reflect certain deferred tax assets that were not initially recorded at the Separation. These adjustments had no impact on net income or cash flows and are not material to the Consolidated Financial Statements for any periods presented.

Basis of Presentation. The financial statements for periods ending on or after the Separation are presented on a consolidated basis and include the accounts of the Company and its majority-owned subsidiaries. The financial statements for the periods presented prior to the Separation include the assets, liabilities, operating results and cash flows of the Teradata data warehousing business of NCR. The assets and liabilities presented have been reflected on a historical basis, as prior to the Separation such assets and liabilities were 100% owned by NCR. Changes in parent company equity represents NCR's net investment in Teradata, prior to the Separation, after giving effect to the net income of Teradata and net cash transfers to and from NCR.

Prior to the Separation, the historical financial statements include allocations of certain NCR corporate expenses, including treasury, accounting, tax, legal, internal audit, human resources, severance, pension, public and investor relations, general management, real estate, shared information technology systems, procurement and other statutory functions such as board of directors and other centrally managed employee benefit arrangements that benefit the Teradata business. These costs include the cost of salaries, benefits (including stock-based compensation) and other related costs. The Company was allocated $96 million in 2007 (prior to the Separation) and $122 million in 2006 of general corporate overhead expenses incurred by NCR.

Management believes that the assumptions and methodologies underlying the allocation of general corporate overhead expenses from NCR were reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. As such, the financial information for periods prior to the Separation may not necessarily reflect the results of operations and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly traded company during the periods presented. Refer to Note 4 for further information regarding allocated expenses.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. On an ongoing basis, management evaluates these estimates and judgments, including those related to allowances for doubtful accounts, the valuation of inventory to net realizable value, share-based compensation and income taxes and any changes will be accounted for on a prospective basis. Actual results could differ from those estimates.

Revenue Recognition. Teradata's solution offerings typically include software, software subscriptions, hardware, maintenance support services and other professional consulting, implementation and installation services. Teradata records revenue when it is realized, or realizable, and earned. Teradata considers these requirements met when: (a) persuasive evidence of an arrangement exists; (b) the products or services have been delivered to the customer; (c) the sales price is fixed or determinable and free of contingencies or significant uncertainties; and (d) collectibility is reasonably assured. Teradata reports revenue net of any taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. Teradata delivers its solutions primarily through direct sales channels, as well as through alliances with system integrators, other independent software vendors and distributors, and value-added resellers (collectively referred to as "resellers"). In assessing whether the sales price to a reseller is fixed or determinable, the Company considers, among other things, past business practices with the reseller, the reseller's operating history, payment terms, return rights and the financial wherewithal of the reseller. When Teradata determines that the contract fee to a reseller is not fixed or determinable, that transaction is accounted for upon sell-through to the end customer.

Substantially all of Teradata's solutions contain software that is more than incidental to the hardware and services. The typical solution requires no significant production, modification or customization of the software or hardware, and the software is not essential to the functionality of the hardware. Therefore, consistent with the guidance in Emerging Issues Task Force Issue No. 03-5, *Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software,* hardware and related services are considered non-software deliverables. Revenue related to software and software-related deliverables are recognized under Statement of Position 97-2, *Software Revenue Recognition.* Revenue for hardware and related installation services is recognized under Staff Accounting Bulletin No. 104, *Revenue Recognition.* For software and software-related deliverables, Teradata allocates revenue to each software deliverable based upon its fair value as determined by vendor-specific objective evidence ("VSOE") using the residual method as discussed below. VSOE of fair value is based upon the normal pricing and discounting practices for those products and services when sold separately. For non-software related deliverables, fair value is based upon Verifiable Objective Evidence ("VOE"). VOE is based on the price of when products or services are sold separately or the price other companies charge when selling a similar product separately. These elements often involve delivery or performance at different periods of time. Revenue for software is generally recognized upon delivery with the hardware using the residual method described below. Revenue for software subscriptions, which provide for unspecified upgrades or enhancements on a when-and-if-available basis, is recognized straight-line over the term of the subscription arrangement. Revenue for maintenance support services is also recognized on a straight-line basis over the term of the contract. Revenue for other professional consulting, implementation and installation services is recognized as services are provided. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, no revenue is recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

For arrangements involving multiple deliverables, where the deliverables include software and non-software products and services, Teradata applies the provisions of Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables,* to separate the deliverables and allocate the total arrangement consideration. Accordingly, Teradata evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; (b) whether there is objective and reliable evidence of the fair value of the undelivered items; and (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of Teradata. If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting based on relative fair values. Each unit of accounting is then accounted for under the applicable revenue recognition guidance. In situations where there is objective and reliable evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement's consideration. Teradata does not typically have VSOE of fair value for software products. Therefore, in a substantial majority of Teradata arrangements, the residual method is used to allocate arrangement consideration. Under the residual method, the fair value of the undelivered elements is deferred and accounted for under the applicable revenue recognition guidance, and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Shipping and Handling. Product shipping and handling costs are included in cost of products in the Consolidated Statements of Income.

Cash and Cash Equivalents. All short-term, highly-liquid investments having original maturities of three months or less are considered to be cash equivalents.

Short Term Investments. Teradata's short-term investments consist of bank time deposits with original maturities between three months and one year.

Allowance for Doubtful Accounts. Teradata establishes provisions for doubtful accounts using both percentages of accounts receivable balances to reflect historical average credit losses and specific provisions for known issues.

Inventories. Inventories are stated at the lower of cost or market, using the average cost method. Excess and obsolete reserves are established based on forecasted usage, orders, technological obsolescence and inventory aging.

Long-Lived Assets

Property and Equipment. Property and equipment, leasehold improvements and rental equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Equipment is depreciated over three to 20 years and buildings over 25 to 45 years. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter.

Capitalized Software. Direct development costs associated with internal-use software are capitalized and amortized over the estimated useful lives of the resulting software. The costs are capitalized when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Teradata typically amortizes capitalized internal-use software on a straight-line basis over three years beginning when the asset is substantially ready for use.

Costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established under Financial Accounting Standard No. 86 ("SFAS 86"), *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Technological feasibility is established when planning, designing and initial coding and testing activities that are necessary to establish the product can be produced to meet its design specifications. In the absence of a program design, a working model is used to establish technological feasibility. These costs are included within capitalized software and are amortized over the estimated useful lives of the resulting software. The Company typically amortizes capitalized software on a sum-of-the-years'-digits basis over three years beginning when the product is available for general release, which materially approximates the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility and after general release are expensed as incurred. The following table identifies the activity relating to capitalized software:

	Internal-use Software			External-use Software		
	2008	2007	2006	**2008**	2007	2006
In millions						
Beginning balance at January 1	**$ 12**	$ 8	$ 6	**$ 49**	$ 51	$ 45
Capitalized	**4**	8	5	**48**	37	40
Amortization	**(5)**	(4)	(3)	**(28)**	(39)	(34)
Ending balance at December 31	**$ 11**	$ 12	$ 8	**$ 69**	$ 49	$ 51

Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather are tested for impairment annually or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Intangible assets that are not considered to have an indefinite useful life are amortized over their useful lives, which range from one to 10 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. The Company did not recognize any goodwill or intangible asset impairment charges in 2008, 2007 or 2006.

Valuation of Long-Lived Assets. Long-lived assets such as property and equipment and capitalized software are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount.

Warranty. Provisions for product warranties are recorded in the period in which the related revenue is recognized. The Company accrues warranty reserves using percentages of revenue to reflect the Company's historical average warranty claims.

Research and Development Costs. Research and development costs are expensed as incurred, in accordance with Statement of Financial Accounting Standards No. 2 ("SFAS 2"), *Accounting for Research and Development Costs.* Research and development costs primarily include payroll and headcount-related costs, contractor fees, facilities costs, infrastructure costs, and administrative expenses directly related to research and development support.

Pension, Postretirement and Postemployment Benefits. Prior to the Separation, Teradata employees were eligible to participate in pension, postretirement and postemployment benefit plans sponsored by NCR in many of the countries where the Company does business. Prior to the Separation, the Company accounted for its pension and postemployment benefit costs under the multiemployer plan approach, and recognized the pension and postemployment costs allocated to it by NCR. The pension and postemployment benefits costs were allocated to Teradata based on the projected benefit obligation associated with Teradata-specific employees and other NCR employees who provided support services to Teradata. In conjunction with the Separation, certain of NCR's pension and postemployment benefit obligations and plan assets relating to the Teradata business were assumed by/transferred to the Company.

The Company accounts for its pension and postemployment benefit obligations using actuarial models. The measurement of plan obligations was made as of December 31, 2008. Liabilities are computed using the projected unit credit method. The objective under this method is to expense each participant's benefits under the plan as they accrue, taking into consideration salary increases and the plan's benefit allocation formula. Thus, the total pension or postemployment benefit to which each participant is expected to become entitled is broken down into units, each associated with a year of past or future credited service.

In accordance with Statement of Financial Accounting Standards No. 158 ("SFAS 158"), *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans,* the Company recognizes the funded status of its pension and postemployment plan obligations in its consolidated balance sheet and records in other comprehensive income (loss) certain gains and losses that arise during the period, but are deferred under pension accounting rules.

Foreign Currency. Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average exchange rates prevailing during the period. Adjustments arising from the translation are included in accumulated other comprehensive income (loss), a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in determining net income.

Income Taxes. For the periods prior to the Separation, Teradata's operating results were included in NCR's consolidated U.S. and state income tax returns and in tax returns of certain NCR foreign subsidiaries. The provision for income taxes in these financial statements was determined on a separate-return basis. Deferred tax assets and liabilities were recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

For the periods after the Separation, income tax expense is provided based on income before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are determined based on the enacted tax rates expected to apply in the periods in which the deferred assets or liabilities are expected to be settled or realized. We recognize tax benefits from uncertain tax positions only if it is more likely than not the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company records valuation allowances related to its deferred income tax assets when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Share-based Compensation. For the periods prior to the Separation, share-based compensation represented the costs related to NCR share-based awards granted to employees of Teradata recognized under the provisions of Statements of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), *Share-Based Payment.* NCR selected the modified prospective transition method of implementing SFAS 123R and began recognizing compensation expense for share-based awards granted on or after January 1, 2006, plus any unvested awards granted prior to January 1, 2006.

SFAS 123R requires that all share-based payments to employees, including grants of stock options, be recognized in the financial statements based on their fair value. The fair value of each stock option award on the grant date is estimated using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield, expected stock price volatility, weighted-average risk-free interest rate and weighted average expected term of the options. In connection with the Separation, NCR share-based awards held by Teradata employees were converted to equivalent share-based awards of Teradata Corporation based on the ratio of the Company's fair market value to NCR and Teradata's combined fair market value at the time of the Separation. The conversion was accounted for as a modification under the provisions of SFAS 123R, and resulted in no increase in the fair value of the awards. For the periods following the Separation, share-based compensation represents the costs related to Teradata share-based awards.

Under SFAS 123R, the Company's expected volatility assumption used in the Black-Scholes option-pricing model is based on peer group volatility. The expected term assumption is based on the simplified method in accordance with the SEC's Staff Accounting Bulletin No. 107 ("SAB 107"). The simplified method is based on the vesting period and contractual term for each vesting tranche of awards. The mid-point between the vesting date and the expiration date is used as the expected term under this method. The risk-free interest rate used in the Black-Scholes model is based on the implied yield curve available on U.S. Treasury zero-coupon issues at the date of grant with a remaining term equal to the Company's expected term assumption. The Company has never declared or paid a cash dividend and has no current plans to pay cash dividends.

Treasury Stock. Prior to the second quarter of 2008, stock repurchased through the share repurchase programs was retired. Beginning in the second quarter of 2008, stock repurchased through the share repurchase programs was held as treasury stock. Treasury stock is accounted for using the cost method.

Earnings Per Share. Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic earnings per share, except that the weighted-average number of shares outstanding includes the dilution from potential shares added from stock options, restricted stock awards and other stock awards. For periods prior to the Separation, basic and diluted earnings per share were the same, as no potentially dilutive securities (stock options, restricted shares, etc.) of the Company were outstanding. Refer to Note 6 for share information on the Company's stock compensation plans.

For the year ended December 31	2008	2007	2006
In millions, except earnings per share			
Net income available for common stockholders	**$ 250**	$ 200	$ 192
Weighted average outstanding shares of common stock	**178.1**	180.8	180.7
Dilutive effect of employee stock options and restricted stock	**1.7**	0.5	–
Common stock and common stock equivalents	**179.8**	181.3	180.7
Earnings per share:			
Basic	**$ 1.40**	$ 1.11	$ 1.06
Diluted	**$ 1.39**	$ 1.10	$ 1.06

Options to purchase 1.7 million shares of common stock for 2008 and 0.2 million shares of common stock for 2007 were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive. There were no potential common shares in 2006 as for periods prior to the Separation no potentially dilutive securities (stock options, restricted shares, etc.) of the Company were outstanding.

Reclassifications. Certain prior-year amounts have been reclassified to conform to the 2008 presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 157. In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157 ("SFAS 157"), *Fair Value Measurements.* This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial assets and financial liabilities measured at fair value on a recurring basis for fiscal years beginning after November 15, 2007. FASB Staff Position No. FAS 157-2 ("FSP 157-2"), *Effective Date of FASB Statement No. 157,* deferred the effective date of SFAS 157 for all non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. FASB Staff Position No. FAS 157-3 ("FSP 157-3"), *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,* which was made effective on issuance on October 10, 2008, clarified the application of SFAS 157 in determining the fair value of financial assets in inactive markets. Refer to Note 10 for additional information related to the adoption of SFAS 157. The adoption of SFAS 157 did not have a material effect on the Consolidated Financial Statements. The Company does not expect the adoption of this Statement for non-financial assets and liabilities to have a material impact on its consolidated financial statements in subsequent reporting periods.

Statement of Financial Accounting Standards No. 141 (revised 2007). In December 2007, the FASB issued SFAS No. 141 (revised 2007) ("SFAS 141R"), *Business Combinations.* This Statement changes the accounting for acquisition transaction costs by requiring them to be expensed in the period incurred, and also changes the accounting for contingent consideration, acquired contingencies and restructuring costs related to an acquisition. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect that the adoption will have a material impact on its financial condition and results of operations, although its effects on future periods will depend on the nature and significance of business combinations subject to this statement.

Statement of Financial Accounting Standards No. 160. In December 2007, the FASB issued SFAS No. 160 ("SFAS 160"), *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.* This Statement will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect that this statement will have a material effect on its financial condition and results of operations.

Statement of Financial Accounting Standards No. 161. In March 2008, the FASB issued SFAS No. 161 ("SFAS 161"), *Disclosures About Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133.* This Statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not believe that adopting SFAS 161 will have a material impact on the presentation of its annual and interim period disclosures.

FASB Staff Position No. FSP 132(R)-1. In December 2008, the FASB issued FSP 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"). FSP 132(R)-1 provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009. The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

NOTE 2 Supplemental Financial Information

At December 31 *In millions*	2008	2007
Accounts receivable		
Trade	$ 449	$ 485
Other	13	27
Accounts receivable, gross	462	512
Less: allowance for doubtful accounts	(11)	(5)
Total accounts receivable, net	$ 451	$ 507
Inventories		
Finished goods	$ 22	$ 29
Service parts	22	22
Total inventories	$ 44	$ 51
Other current assets		
Current deferred tax assets	$ 42	$ 25
Other	36	20
Total other current assets	$ 78	$ 45
Property and equipment		
Land and improvements	$ 8	$ 8
Buildings and improvements	62	61
Machinery and other equipment	179	181
Property and equipment, gross	249	250
Less: accumulated depreciation	(161)	(156)
Total property and equipment, net	$ 88	$ 94
Other current liabilities		
Income tax payable	$ 23	$ 15
Sales and value-added taxes	27	36
Other	53	64
Total other current liabilities	$ 103	$ 115
Accumulated other comprehensive income (loss), net of tax		
Currency translation adjustments	$ 29	$ 25
Actuarial losses and prior service costs on employee benefit plans	(18)	(30)
Total accumulated other comprehensive income (loss)	$ 11	$ (5)

NOTE 3 Goodwill and Other Intangible Assets

The following table identifies the activity relating to goodwill by operating segment:

In millions	Balance December 31, 2007	Additions	Currency Translation Adjustments	Balance December 31, 2008
Goodwill				
Americas	$ 56	$ 15	$ –	$ 71
EMEA	10	–	–	10
APJ	24	–	5	29
Total goodwill	$ 90	$ 15	$ 5	$ 110

The change in goodwill is primarily due to an immaterial acquisition consummated during 2008, as well as changes in foreign currency exchange rates. In the fourth quarter of 2008, in accordance with Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets*, the Company performed its annual test of goodwill impairment. No goodwill impairment losses were realized.

The Company's identifiable intangible assets, reported under Other Assets in the balance sheets, were specifically identified when acquired, and are deemed to have finite lives. The gross carrying amount and accumulated amortization for Teradata's identifiable intangible assets were as follows:

In millions	Original Amortization Life (in Years)	**December 31, 2008** Gross Carrying Amount	**December 31, 2008** Accumulated Amortization	December 31, 2007 Gross Carrying Amount	December 31, 2007 Accumulated Amortization
Identifiable intangible assets					
Intellectual property	1-10	**$ 24**	**$ (10)**	$ 21	$ (6)

The aggregate amortization expense (actual and estimated) for identifiable intangible assets for the following periods is:

In millions	**Actual 2008**	For the year ended (estimated) 2009	2010	2011	2012	2013
Amortization expense	**$ 5**	$ 4	$ 4	$ 3	$ 2	$ 1

NOTE 4 Transactions with NCR

Teradata's costs and expenses for periods prior to the Separation include allocations from NCR for, among other things, centralized treasury, tax, accounting, legal, internal audit, human resources, severance, pension, public and investor relations, general management, real estate, shared information technology systems, procurement and other statutory functions such as board of directors and centrally managed benefit arrangements. These allocations were determined on a basis that NCR and Teradata considered to be a reasonable reflection of the utilization of services provided to or the benefits received by Teradata. The allocations are based on methods that include such drivers as revenue, headcount, square footage, transaction processing costs and others considered as a reasonable method in relation to the costs being allocated. Allocated costs included in the statements of income were as follows (allocated costs in 2007 include only the nine months ended September 30, 2007):

In millions	2007	2006
Cost of products and services	$ 27	$ 39
Selling, general and administrative expenses	63	69
Research and development expenses	6	14
Total allocated operating expenses	$ 96	$ 122

NCR and the Company entered into an Interim Services and Systems Replication Agreement, which provides for the provision of certain transitional services by the Company and its subsidiaries to NCR and its subsidiaries, and vice versa. The services include the provision of administrative and other services identified by the parties. The Interim Services and Systems Replication Agreement provided for a term of up to 18 months for such services, which ends in March 2009, and may be extended for an additional six months by mutual agreement of the parties. The pricing is based on actual costs incurred by the party rendering the services plus a fixed percentage.

NCR and the Company also entered into certain other agreements, including the Separation and Distribution Agreement, the Tax Sharing Agreement, the Employee Benefits Agreement and several commercial agreements. The commercial agreements include a network support agreement, service and distributor arrangements, intellectual property agreements, and various real estate arrangements.

NOTE 5 Income Taxes

For the years ended December 31, income before income taxes consisted of the following:

In millions	2008	2007	2006
Income before income taxes			
United States	**$ 190**	$ 198	$ 214
Foreign	**148**	124	88
Total income before income taxes	**$ 338**	$ 322	$ 302

For the years ended December 31, income tax expense consisted of the following:

In millions	2008	2007	2006
Income tax expense			
Current			
Federal	**$ 8**	$ 30	$ 80
State and local	**5**	5	14
Foreign	**37**	7	30
Deferred			
Federal	**60**	40	(14)
State and local	**5**	6	(2)
Foreign	**(27)**	34	2
Total income tax expense	**$ 88**	$ 122	$ 110

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

In millions	2008	2007	2006
Income tax expense at the U.S. federal tax rate of 35%	**35.0%**	35.0%	35.0%
Foreign income tax differential	**(12.5%)**	(6.8%)	0.7%
State and local income taxes	**2.0%**	2.8%	3.6%
U.S. permanent book/tax differences	**0.5%**	1.6%	(3.0%)
Rate change	**0.0%**	3.1%	0.0%
Other, net	**1.0%**	2.2%	0.1%
Total income tax expense	**26.0%**	37.9%	36.4%

The tax rate for the year ended December 31, 2008 included a $3 million charge to reflect a change in estimate identified in conjunction with filing the Company's 2007 U.S. federal tax return. The provision for income taxes for the year ended December 31, 2008 is based on the pre-tax earnings mix by jurisdiction of Teradata and its subsidiaries under the Company's current structure. For periods prior to the Separation, while the Company was operated as part of NCR, Teradata's provision for income taxes in certain tax jurisdictions reflected only a portion of the tax benefits related to certain foreign operations' tax net operating losses due to the uncertainty of the ultimate realization of future benefits from those losses under NCR's tax structure.

The tax rate for the year ended December 31, 2007 included a $10 million charge relating to a tax rate change in Germany. While the Company was still part of NCR, Teradata's provision for income taxes reflected only a portion of the tax benefits related to certain foreign operations' tax net operating losses due to the uncertainty of the ultimate realization of future benefits from those losses under NCR's structure. In addition to the discrete item described above, the effective tax rate for the year ended December 31, 2007 included a $7 million net adjustment to increase tax expense to correct prior period errors in the calculation of the income tax provision related to intercompany profit elimination. As the impact of this error was not material to any prior periods or to the full-year 2007 financial statements, it was recorded in the second quarter of 2007.

Deferred income tax assets and liabilities included in the balance sheets at December 31 were as follows:

In millions	2008	2007
Deferred income tax assets		
Property and equipment	$ 3	$ 8
Employee pensions and other benefits	35	33
Other balance sheet reserves and allowances	14	11
Deferred revenue	20	7
Tax loss and credit carryforwards	6	4
Capitalized research and development	94	120
Goodwill	9	6
Total deferred income tax assets	181	189
Valuation allowance	–	(5)
Net deferred income tax assets	181	184
Deferred income tax liabilities		
Capitalized software	27	18
Other	3	2
Total deferred income tax liabilities	30	20
Total net deferred income tax assets	$ 151	$ 164

As of December 31, 2008, Teradata had net operating loss carryforwards in the United States and certain foreign jurisdictions of approximately $3 million (tax effected) and U.S. foreign tax credit carryforwards of $3 million, which will be available to offset future taxable income and tax liabilities, respectively. The carryforwards will begin expiring beginning in 2013 with some amounts being carried forward indefinitely.

The Company's intention is to permanently reinvest its foreign earnings outside of the United States. As a result, the effective tax rates in the periods presented are largely based upon the forecasted pre-tax earnings mix and allocation of certain expenses in various taxing jurisdictions where the Company conducts its business that apply a broad range of statutory income tax rates. At December 31, 2008 the Company had not provided federal income taxes on earnings of approximately $266 million from its foreign subsidiaries. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in various international jurisdictions. These taxes could potentially be partially offset by U.S. foreign tax credits. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with this hypothetical calculation.

The Company adopted FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, on January 1, 2007. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company reflects any interest and penalties recorded in connection with its uncertain tax positions as a component of income tax expense. The adoption of FIN 48 did not materially impact our results of operations or net assets. In accordance with the Tax Sharing Agreement between NCR and Teradata, NCR is responsible for all taxes reported on any separate or joint return of NCR which may also include Teradata for periods prior to the Separation. As of December 31, 2008, the Company has recorded $1 million of unrecognized tax benefits.

NOTE 6 Employee Share-Based Compensation Plans

The Company recorded stock-based compensation expense for the years ended December 31 as follows:

In millions	2008	2007	2006
Stock options	$ 8	$ 6	$ 5
Restricted stock	13	11	4
Total stock-based compensation (pre-tax)	21	17	9
Tax benefit	(7)	(6)	(3)
Total stock-based compensation, net of tax	$ 14	$ 11	$ 6

For the periods prior to the Separation, share-based compensation represents the costs related to NCR share-based awards granted to employees of Teradata recognized under the provisions of SFAS 123R. In connection with the Separation on September 30, 2007, NCR share-based awards held by approximately 400 Teradata employees were converted to equivalent share-based awards of Teradata Corporation based on the ratio of the Company's fair market value to NCR and Teradata's combined fair market value at the time of the Separation. The conversion was accounted for as a modification under the provisions of SFAS 123R, and resulted in no increase in the fair value of the awards. As of December 31, 2008, the Company's primary types of share-based compensation were stock options, restricted stock and restricted stock units.

Stock Options

Prior to the Separation, all stock options granted to NCR employees engaged in Teradata's business were granted under the NCR Stock Incentive Plan ("NCR SIP"). The NCR SIP provided for the grant of several different forms of stock-based compensation, including stock options to purchase shares of NCR common stock. The Compensation and Human Resource Committee of NCR's Board of Directors had discretion to determine the material terms and conditions of option awards under the SIP, provided that (i) the exercise price must be no less than the fair market value of NCR common stock (as defined in the NCR SIP or otherwise determined by the NCR Compensation and Human Resource Committee) on the date of grant, (ii) the term must be no longer than ten years, and (iii) in no event shall the normal vesting schedule provide for vesting in less than one year.

The Teradata Corporation 2007 Stock Incentive Plan (the "Teradata SIP") was adopted by Teradata's Board of Directors on September 6, 2007, after having been approved by NCR International, Inc., as sole stockholder of Teradata, on August 14, 2007. The Teradata SIP, as amended, is being submitted to stockholders for approval at the Company's 2009 Annual Meeting of Stockholders. Stock options granted under the Teradata SIP contain similar terms and conditions as those granted under the NCR SIP, including terms no longer than 10 years, and exercise prices not less than the fair market value of Teradata common stock on the date of grant. Grants generally have a four-year vesting period. A total of 20 million shares are authorized to be issued under the Teradata SIP. New shares of the Company's common stock are issued as a result of the vesting of restricted stock and restricted stock units as well as stock option exercises.

For the years ended December 31, 2008 and 2007, the weighted-average fair value of options granted for Teradata awards was $5.08 and $12.99, respectively. For the years ended December 31, 2007 and 2006, the weighted-average fair value of NCR options granted was $17.03 and $15.66, respectively. The fair value of each option award on the grant date was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Teradata		NCR	
	2008	2007	2007	2006
Dividend yield	**–**	–	–	–
Risk-free interest rate	**1.90%**	4.30%	4.52%	4.58%
Expected volatility	**33.3%**	39.7%	32.5%	34.9%
Expected term (years)	**6.3**	6.3	5.0	5.3

Prior to the Separation, expected volatility incorporated a blend of both historical volatility of NCR's stock over a period equal to the expected term of the options and implied volatility from traded options on NCR's stock, as NCR management believed this was more representative of prospective trends. NCR used historical data to estimate option exercise and employee termination within the valuation model. Subsequent to the Separation, the expected volatility assumption was based on peer group volatility, and the expected term assumption is based on the simplified method in accordance with the SEC's Staff Accounting Bulletin No. 107 ("SAB 107"). The simplified method is based on the vesting period and contractual term for each vesting tranche of awards. The mid-point between the vesting date and the expiration date is used as the expected term under this method. The risk-free interest rate for periods within the contractual life of the option is based on the five-year U.S. Treasury yield curve in effect at the time of grant.

The following table summarizes the Company's stock option activity for the year ended December 31, 2008:

Shares in thousands	Shares Under Option	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2008	6,039	$ 16.22	6.0	$ 68
Granted	3,965	$ 13.90		
Exercised	(355)	$ 10.80		
Canceled	(30)	$ 11.05		
Forfeited	(28)	$ 24.71		
Outstanding at December 31, 2008	9,591	$ 15.46	7.1	$ 18
Fully vested and expected to vest at December 31, 2008	9,464	$ 15.43	7.1	$ 18
Exercisable at December 31, 2008	4,286	$ 13.74	4.3	$ 14

The total intrinsic value of options exercised was $4 million in 2008, $9 million in 2007 and $21 million in 2006. Cash received by the Company from option exercises under all share-based payment arrangements was $4 million in 2008 and $1 million in 2007 (following the Separation). The tax benefit realized from these exercises was $1 million in 2008 and $1 million in 2007. As of December 31, 2008, there was $31 million of total unrecognized compensation cost related to unvested stock option grants. That cost is expected to be recognized over a weighted-average period of 2.1 years.

Restricted Stock and Restricted Stock Units

Prior to the Separation, all restricted stock and restricted stock unit awards granted to NCR employees engaged in Teradata's business were granted under the NCR SIP. The NCR SIP provided for the issuance of restricted stock, as well as restricted stock units. For performance-based awards, performance goals were established by NCR's Compensation and Human Resource Committee for each respective performance period. Any grant of restricted stock or restricted stock units was subject to a vesting period of at least three years, except that a one-year term of service may be required if vesting is conditioned upon achievement of performance goals.

The Teradata SIP provides for the issuance of restricted stock, as well as restricted stock units. Grants under the Teradata SIP consist of both service-based and performance-based awards. Service-based awards typically vest over a three- to four-year period beginning on the effective date of grant. These grants are not subject to future performance measures. The cost of these awards, determined to be the fair market value at the date of grant, is expensed ratably over the vesting period. For substantially all restricted stock grants, at the date of grant, the recipient has all rights of a stockholder, subject to certain restrictions on transferability and a risk of forfeiture. A recipient of restricted stock units does not have the rights of a stockholder and is subject to restrictions on transferability and risk of forfeiture. Performance-based grants are subject to future performance measurements over a one- to three-year period. All performance-based shares will become vested at the end of the performance period provided the employee is continuously employed by the Company and applicable performance measures are met. The fair value of each performance-based award is determined on the grant date, based on the Company's stock price, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon management's assessment of the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final achievement of performance metrics to the specified targets.

The following table reports restricted stock and restricted stock unit activity during the year ended December 31, 2008:

Shares in thousands	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested shares at January 1, 2008	1,460	$ 23.91
Granted	302	$ 15.58
Vested and distributed	(569)	$ 20.89
Forfeited/canceled	(40)	$ 27.17
Unvested shares at December 31, 2008	1,153	$ 24.11

The total intrinsic value of shares vested and distributed was $12 million in 2008, $7 million in 2007 and $3 million in 2006. As of December 31, 2008, there was $15 million of unrecognized compensation cost related to unvested restricted stock grants. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 1.6 years.

The following table represents the composition of Teradata restricted stock grants in 2008:

Shares in thousands	Number of Shares	Weighted-Average Grant Date Fair Value
Service-based shares	297	$ 15.49
Performance-based shares	5	$ 20.97
Total stock grants	302	$ 15.58

Other Share-based Plans

The Company's employee stock purchase program ("ESPP") was adopted by Teradata's Board of Directors on September 6, 2007, after having been approved by NCR International, Inc., as sole stockholder of Teradata, on August 14, 2007. The plan became effective on October 1, 2007. The plan provides eligible employees of Teradata and its designated subsidiaries an opportunity to purchase the Company's common stock at a discount to the average of the highest and lowest sale prices on the last trading day of each month. The ESPP discount is 5% of the average market price. As a result, this plan was considered non-compensatory under SFAS 123R. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. A total of 4 million shares were authorized to be issued under the ESPP. No purchases were made under the ESPP in 2007, as the first enrollment period began after December 31, 2007. Employees purchased approximately 0.3 million shares in 2008 for approximately $5 million.

NOTE 7 Employee Benefit Plans

Pension and Postemployment Plans. Prior to the Separation, NCR employees engaged in Teradata's business were eligible to participate in pension, postretirement and postemployment benefit plans sponsored by NCR in many of the countries where Teradata does business. As Teradata participated in NCR's plans, it accounted for its pension and postemployment benefit costs under the multi-employer plan approach, and has recognized the pension and postemployment costs allocated to it by NCR as expense, with a corresponding contribution in parent company investment. Pension and postemployment benefit costs were allocated to Teradata based on the projected benefit obligation associated with Teradata-specific employees and other NCR employees who provided support services to Teradata.

In conjunction with the Separation, certain of NCR's pension and postemployment benefit obligations and plan assets relating to the Teradata business were assumed by/transferred to the Company. Assets of the Company's defined benefit plans are primarily invested in publicly traded common stocks, corporate and government debt securities, real estate investments, and cash or cash equivalents.

Postemployment obligations relate to benefits provided to involuntarily terminated employees and certain inactive employees after employment but before retirement. These benefits are paid in accordance with various foreign statutory laws and regulations, and Teradata's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits, continuation of health care benefits and life insurance coverage, and are funded on a pay-as-you-go basis. There were no postretirement benefit obligations assumed by the Company.

Pension and postemployment benefit costs for the years ended December 31 were as follows:

	2008		2007		2006	
In millions	Pension	Postemployment	Pension	Postemployment	Pension	Postemployment
Service cost	$ 7	$ 5	$ 2	$ 1	$ –	$ –
Interest cost	4	3	1	1	–	–
Expected return on plan assets	(3)	–	(1)	–	–	–
Settlement charge	1	–	–	–	–	–
Employee contributions	(1)	–	–	–	–	–
Amortization of actuarial loss	–	3	1	1	–	–
Pre-Separation allocation from NCR	–	–	6	12	23	16
Total costs	$ 8	$ 11	$ 9	$ 15	$ 23	$ 16

In accordance with the provisions of Statement of Financial Accounting Standard No. 158 ("SFAS 158"), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, the underfunded amount of pension and postemployment obligations is recorded as a liability in the Company's condensed consolidated balance sheet. The following tables present the changes in benefit obligations, plan assets, funded status and the reconciliation of the funded status to amounts recognized in the consolidated balance sheets and in accumulated other comprehensive income at December 31:

	Pension		Postemployment	
In millions	2008	2007	2008	2007
Change in benefit obligation				
Benefit obligation at January 1	$ 97	$ –	$ 53	$ –
Obligation transferred from NCR	–	91	–	50
Service cost	5	2	5	1
Interest cost	4	1	3	1
Plan participant contributions	1	–	–	–
Amendments	(3)	–	1	–
Actuarial gain	(5)	–	(23)	(2)
Other	(8)	–	–	2
Benefits paid	(5)	(1)	(4)	(1)
Currency translation adjustments	3	4	1	2
Benefit obligation at December 31	89	97	36	53
Change in plan assets				
Fair value of plan assets at January 1	56	–	–	–
Fair value of plan assets transferred from NCR	–	50	–	–
Actuarial return on plan assets	(18)	1	–	–
Company contributions	8	3	–	–
Benefits paid	(5)	(1)	–	–
Currency translation adjustments	–	2	–	–
Other	(6)	–	–	–
Plan participant contribution	1	1	–	–
Fair value of plan assets at December 31	36	56	–	–
Funded status	$ (53)	$ (41)	$ (36)	$ (53)
Amounts Recognized in the Balance Sheet				
Noncurrent assets	$ –	$ 2	$ –	$ –
Current liabilities	–	(1)	(6)	(7)
Noncurrent liabilities	(53)	(42)	(30)	(46)
Net amounts recognized	$ (53)	$ (41)	$ (36)	$ (53)
Amounts Recognized in Accumulated Other Comprehensive Income				
Net actuarial loss	$ 25	$ 14	$ 3	$ 28
Prior service (credit)/cost	(3)	1	–	(1)
Total	$ 22	$ 15	$ 3	$ 27

The accumulated pension benefit obligation as of December 31, 2008, was $82 million. For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $85 million, $79 million and $32 million, respectively, at December 31, 2008.

The following table presents the pre-tax net changes in projected benefit obligations recognized in other comprehensive income during 2008:

In millions	Pension	Postemployment
Actuarial loss/(gain) arising during the year	$ 12	$ (22)
Amortization of loss included in net periodic benefit cost	–	(3)
Prior service (credit)/cost arising during the year	(4)	1
Recognition of loss due to settlement	(1)	–
Total recognized in other comprehensive loss/(income)	$ 7	$ (24)

At December 31, 2008, Teradata reduced the involuntary turnover assumption used in calculating its postemployment benefit obligation from 3% to 2% to reflect the Company's prior experience. This change in assumption reduced the Company's postemployment benefit obligation by $18 million and is included in the actuarial (gain)/loss shown above.

The weighted-average rates and assumptions used to determine benefit obligations at December 31, 2008 and 2007, and net periodic benefit cost for the year ended December 31, 2008 and 2007, were as follows:

	Pension Benefit Obligations		Pension Benefit Cost	
	2008	2007	**2008**	2007
Discount rate	**4.2%**	4.7%	**4.7%**	4.5%
Rate of compensation increase	**3.2%**	3.3%	**3.3%**	3.2%
Expected return on plan assets	**–**	–	**6.2%**	5.2%
	Postemployment Benefit Obligations		**Postemployment Benefit Cost**	
	2008	2007	**2008**	2007
Discount rate	**4.8%**	5.0%	**5.0%**	5.0%
Rate of compensation increase	**3.7%**	3.8%	**3.8%**	3.8%
Involuntary turnover rate	**2.0%**	3.0%	**3.0%**	3.0%

The Company employs a building block approach as its primary approach in determining the long-term expected rate of return assumption for plan assets. Historical market returns are studied, and long-term relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a higher return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established for each plan via a building block approach with proper rebalancing consideration. The result is then adjusted to reflect additional expected return from active management net of plan expenses. Historical plan returns, the expectations of other capital market participants and peer data are all used to review and check the results for reasonableness and appropriateness.

The discount rate used to determine year-end 2008 U.S. benefit obligations was derived by matching the plans' expected future cash flows to the corresponding yields from the Citigroup Pension Discount Curve. This yield curve has been constructed to represent the available yields on high-quality fixed-income investments across a broad range of future maturities. International discount rates were determined by examining interest rate levels and trends within each country, particularly yields on high-quality long-term corporate bonds, relative to our future expected cash flows.

Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, changes in discount rates and differences between actual and assumed asset returns. These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent that they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan. As a result, unrecognized net losses of $1 million, and an immaterial amount of prior service credits are expected to be amortized during fiscal 2009.

Plan Assets. The weighted-average asset allocations at December 31, 2008 and 2007, by asset category are as follows:

	Actual Asset Allocation As of December 31		2008 Target Asset Allocation
	2008	2007	
Equity securities	**50%**	58%	**50%**
Debt securities	**13%**	28%	**13%**
Real estate	**2%**	10%	**3%**
Other	**35%**	4%	**34%**
Total	**100%**	100%	**100%**

Investment Strategy. Teradata employs a total return investment approach whereby a mix of equities, fixed-income and real estate investments are used to maximize the long-term return of plan assets subject to a prudent level of risk. The risk tolerance is established for each plan through a careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across domestic and international stocks, small and large capitalization stocks, and growth and value stocks. Fixed-income assets are also diversified across domestic and international issuers, and type of fixed-income security (i.e., government and corporate bonds). Where applicable, real estate investments are made through real estate securities, partnership interests or direct investment, and are diversified by property type and location. Other assets such as cash are used judiciously to improve portfolio diversification and enhance risk-adjusted portfolio returns. Derivatives may be used to adjust market exposures in an efficient and timely manner. Due to the timing of security purchases and sales, cash held by fund managers is classified in the same asset category as the related investment. Rebalancing algorithms are applied to keep the asset mix of the plans from deviating excessively from their targets. Investment risk is measured and monitored on an ongoing basis through regular performance reporting, investment manager reviews, actuarial liability measurements and periodic investment strategy reviews.

Cash Flows Related to Employee Benefit Plans

Cash Contributions. The Company plans to contribute approximately $9 million to the international pension plans in 2009 and $6 million to postemployment benefit obligations.

Estimated Future Benefit Payments. The Company expects to make the following benefit payments reflecting past and future service from its pension and postemployment plans:

In millions	Pension Benefits	Postemployment Benefits
Year		
2009	**$ 8**	**$ 6**
2010	**$ 7**	**$ 6**
2011	**$ 7**	**$ 5**
2012	**$ 8**	**$ 5**
2013	**$ 7**	**$ 5**
2014-2018	**$ 36**	**$ 23**

Savings Plans. U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. The Company's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense for the U.S. savings plan was approximately $15 million in 2008 and $11 million in 2007. The expense for international subsidiary savings plans was $10 million in 2008 and $6 million in 2007. The combined expense under U.S. and international savings plans was $12 million in 2006. Certain of these amounts represent contributions made by NCR to the defined contribution savings plans in periods prior to the Separation.

NOTE 8 Derivative Instruments and Hedging Activities

As a portion of the Company's operations and revenue occur outside the United States, and in currencies other than the U.S. dollar, the Company is exposed to potential losses from changes in foreign currency exchange rates. To mitigate the impact of currency fluctuations, the Company uses foreign exchange forward contracts to hedge transactional exposures resulting from foreign currency denominated intercompany inventory purchases. The forward contracts are designated as fair value hedges of specified foreign currency denominated intercompany payables and generally mature in three months or less. The Company does not hold or issue financial instruments for trading purposes, nor does it hold or issue leveraged derivative instruments. By using derivative financial instruments to hedge exposures to changes in exchange rates, the Company exposes itself to credit risk. The company manages exposure to counterparty credit risk by entering into derivative financial instruments with highly-rated institutions that can be expected to fully perform under the terms of the agreement.

All derivatives are recognized in the Consolidated Balance Sheets at their fair value. The fair values of foreign exchange contracts are based on market spot and forward exchange rates, and represent estimates of possible value that may not be realized in the future. Changes in the fair value of derivative financial instruments, along with the loss or gain on the hedged asset or liability, are recorded in current period earnings. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based, and are an indication of the extent of Teradata's involvement in such instruments. These notional amounts do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments. Across its portfolio of contracts, Teradata has both long and short positions relative to the U.S. dollar. As a result, Teradata's net involvement is less than the total contract notional amount of the Company's foreign exchange forward contracts.

At December 31, 2008, the contract notional amount of the Company's foreign exchange forward contracts was $77 million ($46 million on a net basis). At December 31, 2008, the Company had a net liability of approximately $1 million for its active foreign exchange forward contracts, which was recorded in the other current liabilities section of its consolidated balance sheet. The fair value derivative assets and liabilities recorded in other current assets and accrued liabilities at December 31, 2007, were not material.

The aggregate net foreign currency transaction losses (gains) in 2008, 2007 and 2006 were not material to the results of operations. The aggregate foreign currency transaction amounts include the gains/losses on the Company's foreign currency fair value hedges for all periods presented.

NOTE 9 Commitments and Contingencies

In the normal course of business, the Company is subject to proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, employee benefits, export compliance, intellectual property, tax matters, and other regulatory compliance and general matters, including those described below.

The Company is subject to governmental investigations and requests for information from time to time. As previously reported, the United States Department of Justice is conducting an investigation regarding the propriety of the Company's arrangements or understandings with others in connection with certain federal contracts and the adequacy of certain disclosures related to such contracts. The investigation arises in connection with civil litigation in federal district court filed under the qui tam provisions of the civil False Claims Act against a number of information technology companies, including the Company. The complaints against the Company remain under seal. The Company is conducting its own internal investigation focusing on the propriety of certain transactions under federal programs under which Teradata was a contractor. The Company has shared evidence with the Justice Department of questionable conduct that the Company has uncovered and intends to continue to cooperate with the Justice Department in its investigation. The Company has recorded a reserve of approximately $2 million related to the current best estimate of potential liability relating to this matter.

A separate portion of the government's investigation relates to the adequacy of pricing disclosures made to the government in connection with negotiation of NCR's General Services Administration Federal Supply Schedule as it relates to Teradata, and to whether certain subsequent price reductions were properly passed on to the government. Both NCR and the Company are participating in this aspect of the investigation, with respect to certain products and services of each, and each will assume financial responsibility for its own exposures, if any, without indemnification from the other. At this time, the Company is unable to determine whether it has liability with respect to this aspect of the investigation.

The Company believes the amounts provided in its financial statements are adequate in light of the probable and estimable liabilities. However, because such matters are subject to many uncertainties, the outcomes are not predictable and there can be no assurances that the actual amounts required to satisfy alleged liabilities from the matter described above and other matters, and to comply with applicable laws and regulations, will not exceed the amounts reflected in the Company's financial statements or will not have a material adverse effect on its results of operations, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2008, cannot currently be reasonably determined at this time.

Guarantees and Product Warranties. Periodically, the Company's customers enter into various leasing arrangements coordinated with a leasing partner. In some instances, the Company guarantees the leasing partner a minimum value at the end of the lease term on the leased equipment. As of December 31, 2008, the maximum future payment obligation of this guaranteed value and the associated liability balance was $4 million.

The Company provides its customers a standard manufacturer's warranty, and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors such as labor rates, average repair time, travel time, number of service calls and cost of replacement parts. For each consummated sale, the Company recognizes the total customer revenue and records the associated warranty liability using pre-established warranty percentages for that product class. From time to time, product design or quality corrections are accomplished through modification programs. When identified, associated costs of labor and parts for such programs are estimated and accrued as part of the warranty reserve.

The following table identifies the activity relating to the warranty reserve for the years ended December 31:

In millions	**2008**	2007	2006
Warranty reserve liability			
Beginning balance at January 1	**$ 6**	$ 8	$ 7
Accruals for warranties issued	**13**	13	12
Settlements (in cash or kind)	**(13)**	(15)	(11)
Balance at end of period	**$ 6**	$ 6	$ 8

The Company also offers extended and/or enhanced coverage to its customers in the form of maintenance contracts. The Company accounts for these contracts by deferring the related maintenance revenue over the extended and/or enhanced coverage period. Amounts associated with these maintenance contracts are not included in the table above.

In addition, the Company provides its customers with certain indemnification rights. In general, the Company agrees to indemnify the customer if a third party asserts patent or other infringement on the part of the customer for its use of the Company's products. The Company has entered into indemnification agreements with the officers and directors of its subsidiaries. From time to time, the Company also enters into agreements in connection with its acquisition and divesture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of the Company's potential obligations and the specific facts and circumstances involved with each particular agreement, and as such the Company has not recorded a liability in connection with these indemnifications. Historically, payments made by the Company under these types of agreements have not had a material effect on the Company's consolidated financial condition, results of operations or cash flows.

Leases. Teradata conducts certain of its sales and administrative operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses that are not material to the overall lease portfolio. Future minimum operating lease payments and committed subleases, under non-cancelable leases as of December 31, 2008, for the following fiscal years were:

In millions	Total Amounts	2009	2010	2011	2012	2013
Operating lease obligations	$ 52	$ 16	$ 12	$ 11	$ 9	$ 4
Sublease rentals	(14)	(5)	(4)	(3)	(2)	–
Total committed operating leases less sublease rentals	$ 38	$ 11	$ 8	$ 8	$ 7	$ 4

The Company's actual rental expense was $18 million, $7 million and $2 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company had no contingent rentals for these periods, but received sublease rental income of $5 million, $4 million and $4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Concentrations of Risk. The Company is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments, and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. Teradata's business often involves large transactions with customers, and if one or more of those customers were to default in its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. However, management believes that the reserves for potential losses were adequate at December 31, 2008 and 2007.

The Company is also potentially subject to concentrations of supplier risk. Our hardware components are assembled exclusively by Flextronics Corporation. Flextronics procures a wide variety of components used in the manufacturing process on our behalf. Although many of these components are available from multiple sources, the Company utilizes preferred supplier relationships to better ensure more consistent quality, cost and delivery. Typically, these preferred suppliers maintain alternative processes and/or facilities to ensure continuity of supply. Given the Company's strategy to outsource its manufacturing activities to Flextronics and to source certain components from single suppliers, a disruption in production at Flextronics or at a supplier could impact the timing of customer shipments.

NOTE 10 Fair Value Measurements

In September 2006, the FASB issued statement No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The Company has adopted the provisions of SFAS 157 as of January 1, 2008, for financial assets and liabilities recorded at fair value on a recurring basis. Although the adoption of SFAS 157 did not materially impact its financial condition, results of operations, or cash flow, the Company is now required to provide additional disclosures as part of its financial statements.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, quoted prices in active markets for similar assets or liabilities, or quoted prices in less-active markets for identical assets; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company's assets and liabilities measured at fair value on a recurring basis include money market funds and foreign currency exchange contracts. A portion of the Company's excess cash reserves are held in money market funds which generate interest income based on the prevailing market rates. Money market funds are included in cash and cash equivalents in the Company's balance sheet. Money market fund holdings are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. When deemed appropriate, the Company minimizes its exposure to changes in foreign currency exchange rates through the use of derivative financial instruments; specifically, forward foreign exchange contracts. The fair value of these contracts are measured at the end of each interim reporting period using observable inputs other than quoted prices. As such, these derivative instruments are classified within Level 2 of the valuation hierarchy. Fair value gains for open contracts are recognized as assets and fair value losses are recognized as liabilities. The foreign exchange currency contracts in effect had a net fair value loss of approximately $1 million, and no net fair value gain. Any gains and losses would be mitigated by corresponding gains on the underlying exposures. The Company's short-term investments consist of bank time deposits with original maturities between three months and one year. These assets are not measured at fair value on a recurring basis and as such are not included in the table below.

The Company's assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at December 31, 2008 were as follows:

		Fair Value Measurements at Reporting Date Using		
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In millions				
Assets				
Money market funds	**$ 288**	$ 288	$ –	$ –
Total Assets	**$ 288**	$ 288	$ –	$ –
Liabilities				
Foreign exchange currency contracts	**$ 1**	$ –	$ 1	$ –
Total Liabilities	**$ 1**	$ –	$ 1	$ –

NOTE 11 Segment, Other Supplemental Information and Concentrations

Teradata manages its business in three geographic regions, which are also the Company's operating segments: (1) the North America and Latin America ("Americas") region; (2) the Europe, Middle East and Africa ("EMEA") region; and (3) the Asia Pacific and Japan ("APJ") region. Management evaluates the performance of its segments based on revenue and segment margin, and does not include segment assets for management reporting purposes. Historically, segment margin excluded certain corporate-related costs consistent with the manner by which management evaluated segment operating performance. Corporate-related costs are now fully-allocated to the segments. Prior period reconciling items have been reclassified and included in the segment margins as necessary to conform to the 2008 presentation.

The following table presents regional segment revenue and segment gross margin for the Company for the years ended December 31:

	2008	% of Revenue	2007	% of Revenue	2006	% of Revenue
In millions						
Revenue						
Americas[1]	**$ 984**	**56%**	$ 964	57%	$ 920	60%
EMEA	**451**	**26%**	424	25%	360	23%
APJ	**327**	**18%**	314	18%	267	17%
Total revenue	**1,762**	**100%**	1,702	100%	1,547	100%
Segment gross margin						
Americas	**557**	**57%**	554	57%	539	59%
EMEA	**234**	**52%**	205	48%	166	46%
APJ	**158**	**48%**	157	50%	124	46%
Total gross margin	**949**	**54%**	916	54%	829	54%
Selling, general and administrative expenses	**508**	**29%**	470	28%	410	27%
Research and development expenses	**108**	**6%**	126	7%	117	8%
Total income from operations	**$ 333**	**19%**	$ 320	19%	$ 302	20%

[1] The Americas region includes revenue from the United States of $894 million in 2008, $884 million in 2007 and $849 million in 2006.

The following table presents revenue by product and service revenue for the Company for the years ended December 31:

In millions	2008	2007	2006
Products (software and hardware)[1]	**$ 849**	$ 884	$ 807
Professional and installation-related services	**485**	451	404
Total solution	**1,334**	1,335	1,211
Maintenance services	**428**	367	336
Total revenue	**$ 1,762**	$ 1,702	$ 1,547

[1] Our data warehousing software and hardware products are often sold and delivered together in the form of a "node" of capacity as an integrated technology solution. Accordingly, it is impracticable to provide the breakdown of revenue from various types of software and hardware products.

The following table presents property and equipment by geographic area at December 31:

In millions	2008	2007
United States	**$ 75**	$ 80
Americas (excluding United States)	**1**	1
EMEA	**4**	3
APJ	**8**	10
Property and equipment, net	**$ 88**	$ 94

Concentrations. No single customer accounts for more than 10% of the Company's revenue. As of December 31, 2008, the Company is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse effect on the Company's operations. The Company also has no concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse effect on its operations.

NOTE 12 Quarterly Information (unaudited)

In millions, except per share amounts	First	Second	Third	Fourth
2008				
Total revenues	**$ 375**	**$ 455**	**$ 439**	**$ 493**
Gross margin	**$ 194**	**$ 249**	**$ 237**	**$ 269**
Operating income	**$ 53**	**$ 92**	**$ 86**	**$ 102**
Net income	**$ 42**	**$ 69**	**$ 60**	**$ 79**
Net income per share:				
Basic	**$ 0.23**	**$ 0.38**	**$ 0.34**	**$ 0.45**
Diluted	**$ 0.23**	**$ 0.38**	**$ 0.33**	**$ 0.45**
2007				
Total revenues	$ 367	$ 430	$ 439	$ 466
Gross margin	$ 196	$ 230	$ 229	$ 261
Operating income	$ 70	$ 88	$ 66	$ 96
Net income	$ 43	$ 49	$ 29	$ 79
Net income per share:				
Basic	$ 0.24	$ 0.27	$ 0.16	$ 0.44
Diluted	$ 0.24	$ 0.27	$ 0.16	$ 0.43

Common Stock Information

Teradata common stock began trading on the New York Stock Exchange under the symbol "TDC" on October 1, 2007. There were approximately 115,000 registered holders of Teradata common stock as of February 19, 2009. The following table presents the high and low closing per share prices of Teradata common stock traded on the New York Stock Exchange during the calendar quarter indicated.

Common Stock Closing Market Price	High	Low
2008		
Fourth quarter	$ 18.85	$ 11.46
Third quarter	$ 25.18	$ 18.41
Second quarter	$ 27.01	$ 20.61
First quarter	$ 26.99	$ 21.75
2007		
Fourth quarter	$ 29.08	$ 23.13

Teradata has not paid cash dividends and does not anticipate the payment of cash dividends to shareholders of Teradata common stock in the immediate future. The declaration of dividends in the future would be subject to the discretion of Teradata's Board of Directors.

Comparison of Cumulative Total Return

The following graph compares the relative performance of Teradata stock, the Standard & Poor's 500 Stock Index and the Standard & Poor's Information Technology Index. This graph covers the fifteen-month period from October 1, 2007 (immediately following the Separation), through December 31, 2008.


$110
$100
$90
$80
$70
$60
$50
Total Returns (1)
10/1/07
12/31/07
3/31/08
6/30/08
9/30/08
12/31/08
Months Ending
Teradata Corporation
S&P 500 Index
S&P Information Technology Index

Company/Index	October 1, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Teradata Corporation	$ 100	$ 104	$ 83	$ 87	$ 74	$ 56
S&P 500 Index	$ 100	$ 95	$ 86	$ 84	$ 77	$ 60
S&P Information Technology Index	$ 100	$ 99	$ 84	$ 86	$ 76	$ 56

(1) In each case, assumes a $100 investment immediately following the Separation on October 1, 2007, and reinvestment of all dividends, if any.

SELECTED FINANCIAL DATA

For the Year Ended December 31	2008	2007[1]	2006	2005[2]	2004[3]
In millions, except per share and employee amounts					
Revenue	**$ 1,762**	$ 1,702	$ 1,547	$ 1,467	$ 1,349
Income from operations	**$ 333**	$ 320	$ 302	$ 284	$ 199
Other income	**$ 5**	$ 2	$ –	$ –	$ –
Income tax expense	**$ 88**	$ 122	$ 110	$ 78	$ 61
Net income	**$ 250**	$ 200	$ 192	$ 206	$ 138
Net income per common share					
Basic	**$ 1.40**	$ 1.11	$ 1.06	$ 1.14	$ 0.76
Diluted	**$ 1.39**	$ 1.10	$ 1.06	$ 1.14	$ 0.76

At December 31	2008	2007	2006	2005	2004
Total assets	**$ 1,430**	$ 1,294	$ 1,003	$ 911	$ 871
Debt	**$ –**	$ –	$ –	$ –	$ –
Total stockholders' equity/parent company equity	**$ 777**	$ 631	$ 591	$ 517	$ 444
Cash dividends	**$ –**	$ –	$ –	$ –	$ –
Number of employees	**6,400**	5,900	5,100	4,500	4,100

[1] Includes $17 million ($15 million after tax) for expenses related to the Separation from NCR; a $10 million charge related to a tax rate change in Germany; an out-of-period income tax expense adjustment of $7 million relating to prior years; and $6 million for a tax benefit related to the Separation from NCR.

[2] Includes income tax benefits totaling $33 million from the favorable settlement of tax audit issues relating to the tax years 1997–1999 and 2000–2002.

[3] Includes $14 million income tax benefit resulting from the favorable settlement of tax audit issues relating to the period when NCR was a subsidiary of AT&T Corp.

CORPORATE INFORMATION

Annual Meeting of Stockholders

Stockholders are invited to attend Teradata's Annual Meeting of Stockholders at 8 a.m. on Tuesday, April 28, 2009, to be held at the:

Hilton Garden Inn (Atlanta North/Johns Creek)
11695 Medlock Bridge Road
Duluth, GA 30097

Stockholder Account Inquiries

Information regarding "registered" stockholder accounts is available from Teradata's stock transfer agent, BNY Mellon Shareowner Services, at www.bnymellon.com/shareowner/isd or by contacting:

Teradata Corporation
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

E-mail: shrrelations@bnymellon.com

Phone: 888-261-6779 (U.S.)
201-680-6578 (International)

TDD for the hearing impaired:
800-231-5469 (U.S.)
201-680-6610 (International)

Company Information

Information regarding Teradata's filings with the U.S. Securities and Exchange Commission ("SEC"), annual report on Form 10-K, quarterly reports, and other financial information can be accessed at www.teradata.com/investor or obtained without charge by contacting:

Teradata Investor Relations
2835 Miami Village Drive
Miamisburg, OH 45342
Phone: 937-242-4878
E-mail: investor.relations@teradata.com

CEO and CFO Certifications

In 2008, the company's CEO provided the New York Stock Exchange ("NYSE") with the annual CEO certification regarding Teradata's compliance with the NYSE's corporate governance listing standards. In addition, the company's CEO and CFO filed with the SEC all required certifications regarding the quality of Teradata's public disclosures in its fiscal 2008 periodic reports.


TDC
LISTED
NYSE

Leadership

Michael F. Koehler
President and Chief Executive Officer

Rocky J. Blanton
President, Americas Region

Stephen A. Brobst
Chief Technology Officer

Todd B. Carver
Vice President, Deputy General Counsel and Chief Ethics and Compliance Officer

Saundra D. Davis
Vice President, Human Resources

Robert E. Fair, Jr.
Executive Vice President
Global Field Operations

Scott E. Gnau
Chief Development Officer

Peter Hand
President, APJ Region

Daniel L. Harrington
Executive Vice President
Technology and Support Services

Bruce A. Langos
Chief Operations Officer

Darryl D. McDonald
Chief Marketing Officer

Laura K. Nyquist
General Counsel and Corporate Secretary

Stephen M. Scheppmann
Executive Vice President and
Chief Financial Officer

Hermann Wimmer
President, EMEA Region

Robert A. Young
Vice President
Financial Planning and Operations

Board of Directors

James M. Ringler
Chairman of the Board
Teradata Corporation

Edward P. Boykin
Former President and Chief Operating Officer
Computer Sciences Corporation

Peter L. Fiore
President and Chief Executive Officer
Crossbeam Systems, Inc.

Cary T. Fu
Chief Executive Officer
Benchmark Electronics, Inc.

David E. Kepler
Executive Vice President, Business Services
Chief Sustainability Officer and
Chief Information Officer
The Dow Chemical Company

Michael F. Koehler
President and Chief Executive Officer
Teradata Corporation

Victor L. Lund
Non-Executive Chairman of the Board
DemandTec, Inc.

William S. Stavropoulos
Chairman Emeritus
The Dow Chemical Company


TERADATA®
Raising Intelligence

TERADATA CORPORATION

2835 Miami Village Drive
Miamisburg, OH 45342
www.teradata.com


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